Exhibit 99.1

Ridgetech, Inc. Reports Fiscal Year 2026 Financial Results

HANGZHOU, China, July 31, 2026 /PRNewswire/ -- Ridgetech, Inc. (Nasdaq: RDGT) (“Ridgetech” or the “Company”), a wholesale distributor of pharmaceutical and other healthcare products in China, today announced its financial results for the fiscal year ended March 31, 2026.

Mr. Frank Zhao, Interim Chief Executive Officer and Chief Financial Officer of Ridgetech, commented, “Fiscal year 2026 marked a transformative year for Ridgetech as we completed our strategic transition to a wholesale-focused business model. Through the acquisition of Allright (Hangzhou) Internet Technology Co. Ltd (“Allright”) and the divestiture of our retail drugstore business, we have strengthened our position as an online and offline wholesale distributor of pharmaceutical and healthcare products, establishing a more scalable and efficient operating platform.

“Our revenue increased 10.2% year over year to $132.2 million, driven primarily by the first full year contribution from Allright’s online platform business. We also delivered a 23.8% increase in gross profit and improved our overall gross margin to 3.6%, reflecting the benefits of our optimized business mix and continued operational execution.

“Today, our business combines a strong offline wholesale network serving local customers with expanding nationwide online distribution through both our proprietary platform and leading third-party e-commerce platforms. We believe this integrated online and offline model enhances our market reach, broadens our customer base, and positions us to capture long-term opportunities in China’s pharmaceutical distribution market.

“Looking ahead, we remain focused on executing our dual-engine growth strategy by expanding our digital distribution capabilities, strengthening our pharmaceutical ecosystem, and pursuing strategic initiatives that enhance operational efficiency and create long-term value for our shareholders.”

Fiscal Year 2026 Financial Summary

●	Revenue was $132.16 million for the fiscal year ended March 31, 2026, an increase of 10.2% from $119.97 million for the same period of last year.

●	Gross profit was $4.75 million for the fiscal year ended March 31, 2026, an increase of 23.8% from $3.84 million for the same period of last year.

●	Gross margin was 3.6% for the fiscal year ended March 31, 2026, an increase from 3.2% for the same period of last year.

●	Net loss was $1.25 million, or $17.21 per basic and diluted loss per share, for the fiscal year ended March 31, 2026, compared to net income of $10.20 million, or $275.87 per basic and diluted earnings per share, for the same period of last year.

Fiscal Year 2026 Financial Results

Revenue

Revenue increased by $12.19 million, or 10.2%, to $132.16 million for the fiscal year ended March 31, 2026, from $119.97 million for the same period of last year.

Revenue from offline wholesale decreased by $0.99 million, or 0.8%, to $117.87 million for the fiscal year ended March 31, 2026, from $118.86 million for the same period of last year. The Company previously provided credit terms to certain offline customers. However, the Company experienced delayed repayments from several customers. Despite eventual recovery of the outstanding amounts, the Company decided to discontinue some of its credit sales effective March 2025 as a risk mitigation measure. As a result, the offline wholesale revenue declined.

Revenue from online platform increased by $13.18 million, or 1,190.8%, to $14.29 million for the fiscal year ended March 31, 2026, from $1.11 million for the same period of last year. This increase is primarily attributable to the inclusion of a full twelve months of Allright’s online platform revenue in the year ended March 31, 2026, compared to only one month (March 2025) of such revenue in the prior year period. On February 28, 2025, the Company acquired Ridgeline International Limited (“Ridgeline”) and its subsidiary, Allright, which is a rapidly growing online and offline wholesale distributor of pharmaceutical and other healthcare products such as health foods, cosmetics and daily necessities in China. Allright actively trades on popular online distribution platforms nationwide. Through these online platforms, the Company sells various medical products to retail pharmacies, clinics and other vendors across the country. Allright also has its own online distribution platform.

Gross profit and gross margin

Total cost of goods sold increased to $127.41 million for the fiscal year ended March 31, 2026, from $116.13 million for the same period of last year. Gross profit increased by $0.92 million, or 23.8%, to $4.75 million for the fiscal year ended March 31, 2026, from $3.84 million for the same period of last year. Overall gross margin increased by 0.4 percentage points to 3.6% for the fiscal year ended March 31, 2026, from 3.2% for the same period of last year.

Gross margins for offline wholesale and online platform were 3.4% and 5.6%, respectively, for the fiscal year ended March 31, 2026, compared to gross margins for offline wholesale and online platform of 3.2% and 7.4%, respectively, for the same period of last year.

Loss from operations

Sales and marketing expenses increased by $1.51 million, or 98.2%, to $3.04 million for the fiscal year ended March 31, 2026, from $1.53 million for the same period of last year. The increase was primarily attributable to the increase in drug distribution service fee resulting from the acquisition of Allright, which was recognized over 12 months this year, compared to just one month as the acquisition took place at the end of the fiscal year 2025. Overall, such expenses as a percentage of the Company’s revenue were 2.3% and 1.3%, respectively, for the years ended March 31, 2026 and 2025.

General and administrative expenses increased by $0.24 million, or 7.2%, to $3.58 million for the fiscal year ended March 31, 2026, from $3.34 million for the same period of last year. The increase was primarily due to the increase in employee salary of approximately $0.31 million, offset by the decrease in exchange loss. Such expenses as a percentage of revenue decreased for the year ended March 31, 2026 to 2.7% from 2.8% for the same period a year ago. This increase in employee salary was primarily attributable to the acquisition of Ridgeline and its subsidiary Allright on February 28, 2025, which led to a rise in employee headcount and consequently an increase in employee salaries.

Loss from operations was $1.87 million for the fiscal year ended March 31, 2026, compared to $1.04 million for the same period of last year. Operating margin was (1.4)% and (0.9)% for the fiscal year ended March 31, 2026 and 2025, respectively.

Net loss from continuing operations

Net loss from continuing operations was $1.25 million and $1.45 million in the years ended March 31, 2026 and 2025.

Net income (loss)

Net loss was $1.25 million, or $17.21 per basic and diluted loss per share for the fiscal year ended March 31, 2026, compared to net income of $10.20 million, or $275.87 per basic and diluted earnings per share for the same period of last year.

Financial Condition

As of March 31, 2026, the Company had cash and cash equivalents of $17.91 million, compared to $12.78 million as of March 31, 2025. Net cash used in operating activities was $1.39 million for the fiscal year ended March 31, 2026, compared to net cash provided by operating activities of $1.25 million for the same period of last year. The change was primarily attributable to net loss of approximately $1.25 million, adjusted for non-cash item of depreciation and amortization expenses of approximately $0.36 million and changes in operating assets and liabilities including: (i) an increase of approximately $3.46 million in accounts receivable, (ii) an increase of approximately $2.04 million in other receivable, (iii) an increase of approximately $2.01 million in accounts payable, and (ⅳ) a decrease of approximately $1.95 million in inventories.

Net cash used in investing activities was $449 for the fiscal year ended March 31, 2026, compared to $18.14 million for the same period of last year. The change was primarily attributable to $449 used for purchases of long-term assets.

Net cash used in financing activities was $0.03 million for the fiscal year ended March 31, 2026, compared to net cash provided by financing activities of $1.51 million for the same period of last year. The change was primarily due to approximately $24.94 million in repayment of notes payable offset by approximately $10.88 million proceeds from equity and debt financing and approximately $14.35 million in proceeds from notes payable.

About Ridgetech, Inc.

Ridgetech, Inc. (“Ridgetech” or the “Company”) is a growing online and offline wholesale distributor of pharmaceutical and other healthcare products in China. Ridgetech actively trades on popular online distribution platforms nationwide and has its own online distribution platform. The Company believes that trading on these platforms offers greater opportunities to distribute pharmaceutical products nationwide. For more information about the Company, please visit www.ridgetch.com. The Company routinely posts important information on its website.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. These forward-looking statements include, but are not limited to, statements concerning the Company's strategic transformation, integration of acquired businesses, development of its online and offline pharmaceutical distribution capabilities and ecosystem, and its ability to generate long-term growth and shareholder value. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Factors that could cause actual results or events to differ materially from those reflected in the Company's forward-looking statements including risks related to the Company's ability to satisfy applicable procurement conditions, changes in market demand, the Company's ability to successfully implement and promote its digital platform, and those other risks described in the Company's most recent registration statement, most recent annual report on Form 20-F and in its other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Company Contact:

Frank Zhao
Interim Chief Executive Officer and Chief Financial Officer
+86-571-88077108
frank.zhao@ridgetch.com

Investor Relations Contact:

Tina Xiao
Ascent Investor Relations LLC
+1-646-932-7242
investors@ascent-ir.com

RIDGETECH, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,
	2026	2025
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$17,905,262	$12,779,781
Restricted cash	8,519	5,761,294
Trade accounts receivables	32,466,688	27,811,813
Inventories	8,259,002	9,758,071
Other receivables, net	5,196,109	2,419,671
Advances to suppliers	98,359	433,140
Due from related parties	329,258	-
Other current assets	292,995	745,477
Total current assets	64,556,192	59,709,247

NON-CURRENT ASSETS
Property and equipment, net	5,723	8,931
Intangible assets, net	3,002,053	3,302,961
Goodwill	1,463,733	1,463,733
Total non-current assets	4,471,509	4,775,625
Total assets	$69,027,701	$64,484,872

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$22,757,939	$19,666,664
Notes payable	22,669	10,386,612
Other payables	2,752,548	2,319,139
Due to related parties	-	2,130
Customer deposits	364,150	264,068
Taxes payable	1,790,902	1,521,546
Accrued liabilities	206,502	196,210
Total current liabilities	27,894,710	34,356,369

NON-CURRENT LIABILITIES
Deferred tax liabilities	356,353	492,121
Total non-current liabilities	356,353	492,121
Total liabilities	28,251,063	34,848,490

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Ordinary shares; $0.15 par value; 240,000,000 shares authorized; 887,271 and 39,033 shares issued and outstanding as of March 31, 2026 and 2025, respectively*	133,091	5,855
Preferred shares; $0.001 par value; 10,000,000 shares authorized; nil issued and outstanding as of March 31, 2026 and 2025	-	-
Additional paid-in capital	103,898,531	93,142,510
Statutory reserves	-	-
Accumulated deficit	(64,563,201)	(63,312,779)
Accumulated other comprehensive income	1,308,217	(199,204)
Total shareholders’ equity	40,776,638	29,636,382
Total liabilities and shareholders’ equity	$69,027,701	$64,484,872

*	All share numbers and share amounts presented have been retroactively adjusted to reflect the 1-for-150 reverse share split effective April 7, 2026.

RIDGETECH, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the years ended March 31,
	2026	2025	2024
REVENUES, NET	$132,163,734	$119,971,638	$123,994,053

COST OF GOODS SOLD	127,409,588	116,132,823	119,115,636

GROSS PROFIT	4,754,146	3,838,815	4,878,417

SELLING EXPENSES	3,040,136	1,534,200	934,223
GENERAL AND ADMINISTRATIVE EXPENSES	3,580,025	3,339,954	3,348,112
TOTAL OPERATING EXPENSES	6,620,161	4,874,154	4,282,335

INCOME (LOSS) FROM OPERATIONS	(1,866,015)	(1,035,339)	596,082

OTHER INCOME (EXPENSES):
INTEREST INCOME	455,061	92,834	197,763
INTEREST EXPENSES	(67,069)	-	-
INVESTMENT INCOME (EXPENSES)	229,657	-	(1,607,537)
OTHER INCOME (EXPENSES)	(101,154)	(8,155)	(13,377)
TOTAL OF OTHER INCOME (EXPENSES)	516,495	84,679	(1,423,151)

LOSS BEFORE INCOME TAXES	(1,349,520)	(950,660)	(827,069)

(BENEFIT) PROVISION FOR INCOME TAXES	(99,098)	503,524	(41,363)
NET LOSS FROM CONTINUING OPERATIONS	(1,250,422)	(1,454,184)	(785,706)
NET LOSS FROM DISCONTINUED OPERATIONS, NET OF TAXES	-	(4,103,718)	(3,448,536)
GAIN OF DIVESTITURE JIUXIN INVESTMENT	-	15,757,753	-
NET GAIN(LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	-	11,654,035	(3,448,536)

NET (LOSS) INCOME	(1,250,422)	10,199,851	(4,234,242)

LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST	-	5,384	(14)

NET (LOSS) INCOME ATTRIBUTABLE TO RIDGETECH, INC.	(1,250,422)	10,194,467	(4,234,228)
NET (LOSS) INCOME ATTRIBUTABLE TO RIDGETECH, INC. FROM CONTINUING OPERATIONS	(1,250,422)	(1,454,184)	(785,706)
NET (LOSS) INCOME ATTRIBUTABLE TO RIDGETECH, INC. FROM DISCONTINUED OPERATIONS	-	11,648,651	(3,448,522)

OTHER COMPREHENSIVE INCOME (LOSS)
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	1,507,421	(1,204,966)	(729,373)
COMPREHENSIVE INCOME (LOSS)	256,999	8,994,885	(4,963,615)

WEIGHTED AVERAGE NUMBER OF SHARES*:
Basic	72,668	36,954	9,628
Diluted	72,668	36,954	9,628

(LOSS) INCOME PER SHARE*:
Basic	$(17.21)	$275.87	$(439.78)
Diluted	$(17.21)	$275.87	$(439.78)

*	All share and per-share amounts presented have been retroactively adjusted to reflect the 1-for-150 reverse share split effective April 7, 2026.

RIDGETECH, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2026	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(1,250,422)	$10,199,851	$(4,234,242)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	363,686	1,137,240	790,449
Provision for (reversal of) doubtful accounts	(428,420)	85,642	(249,257)
Amortization of right-of-use assets	-	4,879,012	4,594,172
Loss from disposal of property and equipment	-	-	107,251
Gain of divestiture Jiuxin Investment	-	(15,757,753)	-
Deferred tax expenses(benefits)	(79,692)	(29,822)	-
Investment loss	-	-	1,607,537
Change in operating assets and liabilities:
Accounts receivable	(3,461,596)	10,040,414	(1,804,440)
Notes receivable	29,743	(29,271)	19,943
Inventories and biological assets	1,948,887	405,822	(1,699,621)
Other receivables	(2,042,206)	(11,758,658)	(672,830)
Advances to suppliers	449,647	(341,702)	(839,221)
Long term deposit	-	(1,361,613)	(132,568)
Other current assets	477,144	-	19,076
Other noncurrent assets	-	(359,114)	69,539
Amount due from related parties	-	-	(317,828)
Accounts payable	2,009,206	(21,128,762)	6,002,186
Other payables and accrued liabilities	321,435	28,752,570	868,975
Customer deposits	83,870	(162,940)	(144,761)
Taxes payable	184,773	1,314,644	(948,277)
Operating lease liabilities	-	(4,637,790)	(6,191,522)
Net cash provided by (used in) operating activities	(1,393,945)	1,247,770	(3,155,439)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of equipment and building	(449)	(155,360)	(330,677)
Investment in a joint venture	-	-	(1,116,212)
Purchases of intangible assets	-	-	(66,973)
Additions to leasehold improvements	-	(459,907)	(525,988)
Acquisition of Ridgeline, net of cash acquired	-	4,833,439	-
Divestiture Jiuxin Investment, net of cash disposed	-	(22,353,250)	-
Net cash used in investing activities	(449)	(18,135,078)	(2,039,850)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loan	-	-	1,116,212
Repayment of short-term bank loan	-	(277,266)	(837,159)
Proceeds from notes payable	14,353,624	51,689,531	56,875,403
Repayment of notes payable	(24,944,614)	(56,365,693)	(52,997,171)
Net proceeds from issuance of shares and warrants in private placements	10,883,257	7,633,000	2,589,600
Proceeds from other payable-related parties	-	325,784	1,257,406
Repayment of other payable-related parties	(321,981)	(1,499,764)	-
Net cash provided by (used in) financing activities	(29,714)	1,505,592	8,004,291

EFFECT OF EXCHANGE RATE ON CASH	796,814	1,048,620	(1,505,475)

(DECREASE) INCREASE I IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(627,294)	(14,333,096)	1,303,527
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	18,541,075	32,874,171	31,570,644
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, end of year	$17,913,781	$18,541,075	$32,874,171

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$55,348	$137,456	$149,023
Cash paid for interest	67,069	6,289	13,604

NON-CASH ACTIVITIES：
Cashless exercise of warrants	$51,671	$-	$-
Issuance of shares for acquisition of subsidiaries	-	3,582,250	-
Cancellation of shares for disposal of subsidiaries	-	4,102,848	-
Subscription receivable from issuance of ordinary shares	3,791,077	-	-

(a)	The cash flows related to discontinued operations have not been segregated. Accordingly, the Consolidated Statements of Cash Flows include the results of continuing and discontinued operations.